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[EQUITY TRANSFER
SERVICES INC LOGO]


                                                                       Exhibit A

AUGUST 29, 2003

Dear Sir or Madam:

RE:     METALLICA RESOURCES INC

We are pleased to confirm that copies of the following materials were mailed to shareholders on August 29, 2003.

Second Quarter Report for the Six months ended June 30, 2003


Yours Truly,
EQUITY TRANSFER SERVICES INC

"Jennifer Tan"


Per:   Jennifer Tan
       Officer, Client Services






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